Exhibit 12

STATEMENTS SETTING FORTH DETAILS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Nine Months Ended September 30,				FOR THE YEARS ENDED DECEMBER 31
	2003		2002		2002		2001		2000		1999		1998
Net earnings	$330,424		$319,416		$427,169		$360,419		$248,938		$148,138		$142,237
Federal and state income taxes	131,707		130,014		174,107		145,112		103,532		71,328		55,676

Earnings before income taxes	462,131		449,430		601,276		505,531		352,470		219,466		197,913
Equity in net income of affiliates	(70,034)		(58,387)		(81,749)		(41,309)		0		0		0
Distributed income from equity investees	19,950		20,095		20,137		12,761		0		0		0

Net earnings	412,047		411,138		539,664		476,983		352,470		219,466		197,913

Fixed charges:
Interest	27,888		21,571		28,824		17,803		1,359		1,060		201
One-Third of all rentals	2,600		1,711		2,362		2,052		990		1,048		1,000

Fixed charges	30,488		23,282		31,186		19,855		2,349		2,108		1,201
Preferred dividends	0		5,478		5,478		3,300		3,300		3,300		3,300

Fixed charges and preferred dividends	30,488		28,760		36,664		23,155		5,649		5,408		4,501

Net earnings and fixed charges	$442,535		$434,420		$570,850		$496,838		$354,819		$221,574		$199,114

Net earnings, fixed charges and preferred dividends	$442,535		$439,898		$576,328		$500,138		$358,119		$224,874		$202,414

Ratio of net earnings and fixed charges to fixed charges	14.5	x	18.7	x	18.3	x	25.0	x	151.1	x	105.1	x	165.8	x
Ratio of net earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	14.5	x	15.3	x	15.7	x	21.6	x	63.4	x	41.6	x	45.0	x